October 29, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Alpine Income Property Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Submitted October 3, 2019

CIK No. 0001786117

Ladies and Gentlemen:

Set forth below are the responses of Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2019, with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-11, confidentially submitted to the Commission on October 3, 2019.

The Company publicly filed its registration statement on Form S-11 on October 23, 2019. Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the registration statement (the “Amended Registration Statement”) via EDGAR and responding to the Staff’s comments received from the Staff by letter dated October 22, 2019. For your convenience, we will hand-deliver three full copies of the Amended Registration Statement, as well as three copies of the Amended Registration Statement marked to show all changes made since the submission of Amendment No. 1 to the draft registration statement on October 3, 2019.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Amended Registration Statement (the “Preliminary Prospectus”).

We are also furnishing a draft of the legality opinion of Pillsbury Winthrop Shaw Pitman LLP to be filed as Exhibit 5.1 to the Company’s registration statement and a draft of the tax opinion of Vinson & Elkins L.L.P. to be filed as Exhibit 8.1 to the Company’s registration statement.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

October 29, 2019 Page 2

Acquisitions Under Evaluation, page 5

1.

We note your response to comment 9 and your revised disclosure on page 6 regarding properties under contract. Please provide us a brief description of the properties under contract and explain to us how you determined that the acquisitions of these properties under contract are not probable.

RESPONSE: The Company advises the Staff that the properties under contract consist of single-tenant, net leased properties that CTO has under contract (the “Contract Properties”). The Company determined that the acquisition of the Contract Properties by the Company is not probable for the following reasons.

Completion of Due Diligence

The acquisition of the Contract Properties is still subject to, among other things, the satisfactory completion of due diligence. It is expected that the acquisition of the Contract Properties will remain subject to ongoing due diligence at the time of the effectiveness of the Company’s registration statement on Form S-11. Accordingly, although the Contract Properties are under contract to be acquired by CTO, the acquisition of the Contract Properties, whether by CTO or the Company, is not probable.

Terms of Exclusivity and ROFO Agreement

Pursuant to the terms of the exclusivity and ROFO agreement that the Company will enter into with CTO upon completion of the offering, CTO will be precluded from acquiring any single-tenant, net leased properties, including the Contract Properties, after the closing of the offering, unless CTO first offers the opportunity to the Company and the Company’s independent directors decline to pursue the opportunity. However, the general restriction on acquisitions applicable to CTO under the exclusivity and ROFO agreement will not apply where the opportunity involves a property that was under contract for purchase by CTO or an affiliate of CTO as of the closing date of the offering, such contract is not assignable to the Company and, despite commercially reasonable efforts by CTO, the seller will not agree to an assignment of the contract to the Company.

The Company advises the Staff that the contracts providing for the acquisition of the Contract Properties by CTO are not assignable to third parties and that CTO is not negotiating an assignment of such contracts with the sellers of the Contract Properties. The Company is unable to determine at this time whether the sellers of the Contract Properties will agree to an assignment of the contracts to the Company. Thus, the Company does not believe that the acquisition of the Contract Properties by the Company is probable.

Further, even if the sellers of the Contract Properties agree to assign the contracts to the Company, the exclusivity and ROFO agreement will require the Company’s independent directors to determine whether or not the Company should pursue the acquisition of the Contract Properties. The Company is unable to determine at this time whether the Company’s independent directors will determine to pursue, or not pursue, the acquisition of any single-tenant, net leased properties that may become subject to the provisions of the exclusivity and ROFO agreement described above, including the Contract Properties. Thus, the Company does not believe that the acquisition of the Contract Properties by the Company is probable.

October 29, 2019 Page 3

2.

We reissue comment 10. We note your disclosure on page 5 that “CTO is currently reviewing acquisition opportunities of single-tenant, net leased properties from third-parties. . . .” Please describe in the prospectus your criteria for determining when you include a property in your pipeline or properties under evaluation, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5-7 and 99-100 of the Preliminary Prospectus.

Our Manager and the Management Agreement, page 128

3.

We note your disclosure on page 135 that you will not reimburse any compensation expenses incurred by your manager and your revised disclosure on page 158 that your operating partnership will pay all of your administrative costs and expenses, including salaries and other payments to directors, officers or employees of you and the general partners as well as all costs and expenses associated with any health, dental, vision, disability, life insurance, 401(k) plan, incentive plan, bonus plan or other plan providing compensation. Please clarify whose salaries and what other payments are to be paid by the operating partnership and, as applicable, provide disclosure required by Items 402 and 404 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Registration Statement to clarify that the Operating Partnership will pay all administrative costs and expenses that the Company is required to pay pursuant to the management agreement. Pursuant to the management agreement, the Company will not reimburse any compensation expenses incurred by the Manager or its affiliates. In addition, the Company respectfully advises the Staff that the Company, the Operating Partnership and their respective subsidiaries do not and will not have any employees. Therefore, the Operating Partnership will not be required to pay any of these compensation costs and expenses. All such compensation costs and expenses will be paid by CTO. Accordingly, the Company has revised the disclosure with respect to the Operating Partnership’s obligation to pay “all costs and expenses associated with any health, dental, vision, disability, life insurance, 401(k) plan, incentive plan, bonus plan or other plan providing compensation or benefits” to clarify that any such costs or expenses will only be paid by the Operating Partnership to the extent that the Company, the Operating Partnership or any of their respective subsidiaries have any employees in the future.

October 29, 2019 Page 4

Formation Transactions, page F-2

4.

We have considered your response to our prior comment 15. Based on your response, it appears you have concluded that the company is acquiring a set of similar assets. Your disclosure on page 5 indicates you will be acquiring a portfolio of retail and office properties. Please explain to us how you determined retail and office properties have similar risk characteristics such that they can be considered similar assets. In your response, tell us how you considered the risks associated with operating the assets, obtaining tenants and tenant management; how those risks are similar between office and retail properties and how they are different. Reference is made to ASC Topic 805-10-55-6. Additionally, in your response you indicate that all of your properties are subject to triple-net leases. Please reconcile this statement with disclosure on page 1, and elsewhere in your filing, which states that properties in your initial portfolio are primarily subject to triple-net leases.

RESPONSE: The Company believes that each property acquired is a single identifiable asset that, when considered together, represent a group of similar assets for the purpose of applying the screen in ASC 805-10-55-5A. The Company acknowledges that the portfolio being acquired (the “Initial Portfolio”) includes both retail and office commercial rental properties. The utilization of the property by the tenant, as discussed herein, is not a primary element of the Company’s investment criteria, as the risk characteristics associated with office versus retail are secondary to the primary investment criteria (which considers the risks associated with operating the assets, obtaining tenants for the assets and tenant management) the Company prioritizes for determining when to move forward with the Company’s underwriting process and ultimately whether to close on the acquisition of an asset. Therefore, the Company believes the risk characteristics associated with those primary investment criteria are the risks that the Company evaluates.

Retail and Office Properties Have Similar Risk Characteristics Such that They Can be Considered Similar Assets

The Company considered the example provided in ASC 805-10-55-55 through 57 in which a company considered the risk characteristics between commercial rental properties and single-family residences that were acquired. The Company notes that there are substantial differences in the risks associated with a residential real estate property and a commercial property in almost every material aspect, including, but not limited to, the nature of the customer (individual versus business) and the customer/tenant acquisition process. In contrast, the differences in the risk characteristics or management and operating processes between a single tenant office property and a single tenant retail property, such as the Initial Portfolio, are not anywhere near as substantial.

In addition to the considerations included in the Company’s previous response to the Staff’s comment in our letter dated October 3, 2019, the Company also considered the following in concluding that the individual properties in the Initial Portfolio are a group of similar assets.

The Company’s investment criteria includes a standardized review of multiple financial return metrics, an evaluation of the terms and conditions of the underlying lease agreement, as well as, consideration of certain real estate fundamentals in its underwriting and due diligence related to the potential acquisition of all commercial properties. Specifically, the Company’s investment criteria is focused on three primary factors: (i) investment yield – the level of cash flows and thereby return expected from the tenant’s rent payments; (ii) credit quality of the tenant – the assessment of the tenant’s financial strength and business health; and (iii) lease term – the length of time for rental payments to be received prior to lease expiration. These primary investment criteria each carry effectively equal weighting in the Company’s underwriting process whereby, if the potential investment does not achieve what the Company believes will be a sufficient combination of these criteria, the Company generally does not move forward in its acquisition process. The risk characteristics of each of these factors is not differentiated by the utilization of the property as an office or retail location but rather the nature of the lease and the tenant. In reference to ASC Topic 805-10-55-6, the Company notes that while the nature of a retail business and a business requiring office space do vary in nature, this difference does not impact the leasing of the properties under a lease where the property is maintained by the tenant. Of note, the range of investment yields the Company targets for the its investments typically fall within 100 to 150 basis points regardless of whether the asset is a single-tenant retail or single-tenant office property. Specifically, each of the assets in the Initial Portfolio provides a favorable level of investment yield and is subject to a long-term lease with a single-tenant that demonstrates credit characteristics that the Company has determined satisfactory in its underwriting process.

October 29, 2019 Page 5

Risks Associated with Operating the Assets, Obtaining Tenants and Tenant Management—How those Risks are Similar, Between Retail and Office Properties, and How they are Different

The Company notes that the codification has clarified that the risks to be evaluated should be linked to the risks associated with the management of the assets and creation of outputs because this assessment may be instructive on whether an integrated set of assets and activities has been acquired. That is, when the risks associated with managing and creating outputs from the assets are significantly different, the set would need more sophisticated processes to manage and create outputs.

This clarification supports the Company’s conclusion that the screen criteria in 805-10-55-5C item f is not applicable, as the significant risks associated with managing and creating outputs are not significantly different, predominantly because the leases are all single-tenant, commercial, long-term leases. The type of tenant and the tenant’s use of the property do not have a substantial impact on the risk associated with managing and creating outputs.

Risk Associated with Operating Commercial Net Lease Properties

As noted previously, all 20 properties have a single-tenant and the tenant occupies the property pursuant to lease agreements that generally provide for the tenant to have responsibility for the majority, if not all, of the operating responsibilities and all of the costs of maintaining and operating the property but for, as is typical with a triple-net lease, the maintenance of the roof and the parking lot. The “Base Year” lease structure defined and discussed below acts materially similar to the triple-net lease with regard to the tenant’s responsibilities for operating the property and incurring the associated costs. Maintenance of the roof and parking lot for properties that are being used for retail operations or for an office do not differ substantially regarding the associated risks. The notable difference is that a retail property typically has less square footage than an office, and as such the roof would also be commensurately smaller. In addition, the parking lot surface is often also smaller for a retail property versus an office property. While that is not always the case, the difference in size does not introduce a difference in the risks associated with the Company’s responsibilities for maintaining the roof and/or parking surface at the properties in the Initial Portfolio. Further, the Company’s responsibility for the maintenance of the roof and parking lot also does not introduce incremental substantive risk, for a retail or office property, as third-party repair and maintenance service providers are readily available in the markets where the properties are located. As a result, any issues encountered can be resolved without significant demands on the management processes.

Risk Associated with Obtaining Tenants for Commercial Net Lease Properties

Obtaining tenants for a property best suited for a retail operation versus a property best suited for an office space might introduce different risk elements for the Company should the existing tenant vacate the property. However, the process for obtaining a replacement tenant for an office property or retail property are virtually identical, including the engagement of a leasing broker and the evaluation and negotiation of a lease with the prospective replacement tenant.

Also, as noted previously, a primary investment criterion of the Company is the term of the in-place lease. The Company seeks to invest in single-tenant net lease commercial properties, whether retail or office, with in-place tenants occupying the properties pursuant to long-duration leases. As a result, the Company’s risk associated with obtaining tenants is significantly reduced. The Initial Portfolio is 100% occupied and each property is subject to a long-duration lease with the applicable tenant. To further this point, with the exception of three properties, that represent less than approximately 3% of the total annualized rent from the Initial Portfolio as of September 30, 2019, the properties in the Initial Portfolio have tenants that have occupied the properties for a long period of time and in many cases longer than the term of their current lease. For example, the two tenants of the properties utilized for office operations have occupied the properties for an average of 25 years and the three properties leased to Walgreens have been occupied by the tenants for in excess of ten years. The tenure of the tenant and the length of the remaining lease are a key consideration within the Company’s investment criteria and reflect an element of the risk characteristics inherent in the assets, which in the case of these assets is substantially similar.

October 29, 2019 Page 6

The Company acknowledges that obtaining a replacement tenant for an office property or a retail property with a large amount of square footage presents a greater challenge and subjects the Company to risks that are different than a retail location with a smaller footprint, However, the process for pursuing the replacement tenant and the financial analysis regarding the likely incurrence of capital outlays to modify the applicable space for the prospective tenant is reasonably consistent.

Risk Associated with Tenant Management for Commercial Net Lease Properties

The Company believes there is essentially no substantive difference in managing a tenant that is leasing office space versus retail space. As previously noted, all the properties in the Initial Portfolio are leased to a single-tenant and the significant majority of those tenants, 18 of 20 tenants, occupy and operate the property pursuant to a triple-net lease that places the responsibility of managing the property and the costs associated with management of the property on the tenant, thereby significantly limiting the demands on the Company for risks associated with tenant management.

In its investment process, the Company considers the credit quality of the tenant. Inherent in the Company’s assessment of the credit characteristics of the tenant is an evaluation of the tenant’s business, particularly the component of their business being operated at the property. To further this point, one of the more significant concerns in the market today, as it pertains to commercial net lease properties used for retail operations, is whether the retail business is subject to significant exposure to the impact of e-commerce businesses taking business away from the “bricks and mortar” locations (the so-called “Amazon Effect”). Similarly, a key consideration in the market regarding commercial net lease properties used for office operations is whether the activities conducted at the office location are deemed “mission critical” for the overarching business of the tenant. The Company, as part of its investment analysis, takes into consideration the type of tenant and whether the tenant’s business is at risk for the Amazon Effect or whether the operations resident in the office property are deemed mission critical to the tenant’s business. These assessments are largely similar in terms of the risks being evaluated regarding the tenant’s business and the operations resident at the Company’s property.

The Properties in the Initial Portfolio are Primarily Subject to Triple-Net Leases

The Company amends its prior response stating that all properties in the Initial Portfolio are subject to triple-net leases by indicating to the Staff, consistent with the disclosures in the Preliminary Prospectus, that not all of the properties in the Initial Portfolio are subject to triple-net leases. As appropriately stated in the Preliminary Prospectus, “primarily all” of the properties in the Initial Portfolio are subject to triple-net leases. The two properties leased to Hilton Grand Vacations (“HGV”) are not subject to triple-net leases but are subject to what would be referred to as “Base Year” leases. The two leases represent approximately 18.2% of the annualized rent from the Initial Portfolio. A Base Year lease, like the two leases with HGV, is materially similar to a triple-net lease particularly as it relates to the costs that the tenant is responsible for relating to the operation and maintenance of the properties. In a Base Year lease the costs that the tenant is responsible for include insurance, taxes, maintenance, and the common area costs above the costs to operate the property for the “Base Year.” The distinction with the Base Year lease is that the lessor is responsible for any increase in the common area costs above the base level amount agreed upon in the lease, subject to, in the case of these leases, an annual cap on the percentage of the increase. For clarity, the tenant remains responsible for any increase in the costs for real estate taxes, insurance, and utilities above the “Base Year.” For the two leases with HGV, the incremental costs to the Company, as lessor, have represented less than 1% of the total annual rent paid by the tenant to the Company pursuant to the Base Year leases, which the Company believes is immaterial, as a percentage of the rent payments, and therefore the Base Year leases for these two properties are substantially similar to a triple-net lease.

October 29, 2019 Page 7

Conclusion

To summarize, the Company believes that the properties in the Initial Portfolio comprise a group of similar assets under ASC 805-10-55-5C due to the fact that the assets are similar in nature (i.e. single tenant, triple net or Base Year leased, commercial properties, with recognizable high quality credit tenants, with long-term leases) and the risk associated with managing and creating outputs of the assets are similar as more fully described above.

5.

We note in your response to our prior comment 15 that you do not believe you will acquire a substantive process as a result of the acquisition of the initial portfolio, but rather you will enter into a new contract for management services. Please clarify for us whether the management agreement was entered into in contemplation of the acquisition transaction, and if so, elaborate on why you do not believe entering into the agreement represents the acquisition of a substantive process.

RESPONSE: The Company advises the Staff that as noted above, the Company believes that the acquired set meets the requirements of the screen in ASC 805-10-55-5A. However, if one were to conclude that the acquired set did not meet the requirements of the screen in ASC 805-10-55-5A, the Company does not believe the acquired set would constitute a business.

Applying the Framework in ASC

The Company acknowledges that the management agreement will be entered into simultaneously with the acquisition of the Initial Portfolio and therefore was contemplated as part of the acquisition. The Company considered two views as to whether a process will be acquired. Those views are summarized as follows:

View A: The same management group is present prior to and subsequent to the acquisition and therefore a process was acquired.

View B : There are many companies that perform the services of externally managing a company structured similarly to the Company, including two in the single-tenant net lease space, Gladstone Management Corporation (“GMC”), which manages Gladstone Commercial Corporation (“GOOD”), and Global Net Lease Advisors, LLC (“GNLA”), which manages Global Net Lease, Inc. (“GNL”). The management agreement between GMC and GOOD includes terms that are materially consistent to the terms the Company expects to have with its external manager, including the base management fee structure, the incentive fee structure and the termination fee structure. The management agreement between GNLA and GNL is also materially consistent with the terms the Company expects to have with its external manager. As a result, the Company could engage an external manager other than Alpine Income Property Manager, LLC, a subsidiary of CTO, but such arrangement would likely have similar economic terms and conditions for the Company and for the external manager.

The Company considered that if a third party was utilized instead of CTO, even though the terms of the agreement and economics would be almost identical, a different accounting conclusion would be reached as to whether a business was purchased. The Company believes that the management company utilized should not impact the accounting conclusion in situations where it is common for a third party to provide such management services and an alternative third-party service provider could have been engaged under materially similar terms or the alternative third-party service provider could be utilized in the future.

October 29, 2019 Page 8

Conclusion

Accordingly, the Company believes that a process will not be acquired with the purchase of the 20 assets in the Initial Portfolio, and, even though the Company has concluded that the first screen was met, the transaction would be considered an asset acquisition even if the acquired set did not meet the requirements of the screen in 805-10-55-5A.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely, /s/ David S. Freed David S. Freed

cc:	John P. Albright

Mark E. Patten

Daniel E. Smith

Alpine Income Property Trust, Inc.

David C. Wright

James V. Davidson

Hunton Andrews Kurth LLP

Exhibit A

Draft Legality Opinion of Pillsbury Winthrop Shaw Pittman LLP

PILLSBURY WINTHROP SHAW PITTMAN LLP

1200 Seventeenth Street NW, Washington, DC 20036-3006

October __, 2019

Alpine Income Property Trust, Inc.

1140 N. Williamson Blvd., Suite 1400

Daytona Beach, FL 32114

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We are acting as counsel for Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), with respect to certain matters of Maryland law, in connection with the Registration Statement on Form S-11 relating to the registration under the Securities Act of 1933 (the “Act”) of ________ shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, all of which are authorized but heretofore unissued shares to be offered and sold by the Company (including _______ shares subject to the underwriters’ over-allotment option). (Such Registration Statement, as amended, is herein referred to as the “Registration Statement.”)

We have reviewed and are familiar with such corporate proceedings and other matters as we have considered relevant or necessary for the opinions expressed in this letter. Based upon the foregoing, we are of the opinion that the shares of Common Stock to be offered and sold by the Company have been duly authorized and, when issued and sold by the Company in the manner described in the Registration Statement and in accordance with the resolutions adopted by the Board of Directors of the Company, will be validly issued, fully paid and nonassessable. The opinions set forth in this letter are limited to the Maryland General Corporation Law, as in effect on the date hereof.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Exhibit B

Draft Tax Opinion of Vinson & Elkins L.L.P.

[             ], 2019

Alpine Income Property Trust, Inc.

1140 N. Williamson Boulevard, Suite 140

Daytona Beach, FL 32114

Re:	Alpine Income Property Trust, Inc. Qualification as Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (File No. [ ]) filed with the Securities and Exchange Commission on [ ], 2019, as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale (the “Offering”) of shares of common stock, par value $0.01 per share, of the Company. You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with the opinions rendered in (a) and (b) below (together, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.

the Company’s Articles of Incorporation, filed with the Department of Assessments and Taxation of the State of Maryland and effective as of August 19, 2019, and the Company’s Articles of Amendment and Restatement (the “Amended Articles”), in the form attached as an exhibit to the Registration Statement;

3.	the Company’s Bylaws (the “Bylaws”), in the form attached as an exhibit to the Registration Statement;

4.

the Agreement of Limited Partnership of Alpine Income Property OP, LP a Delaware limited partnership (the “Operating Partnership”) effective as of August 20, 2019, and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”), in the form attached as an exhibit to the Registration Statement; and

5.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.

the Amended Articles, the Bylaws and the Operating Partnership Agreement will be executed, delivered, adopted, and filed, as applicable, in a form substantially similar to the forms filed as exhibits to the Registration Statement;

3.

during its short taxable year ending December 31, 2019, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

4.

the Company will not make any amendments to its organizational documents or the organizational documents of the Operating Partnership after the date of this opinion that would affect its qualification as a real estate investment trust (a “REIT”) for any taxable year; and

5.	no action will be taken by the Company or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate and the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)

commencing with its short taxable year ending December 31, 2019, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Company’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under the Code for its short taxable year ending December 31, 2019 and thereafter; and

(b)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

The foregoing Tax Opinion is based on current provisions of the Code, the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,